March 30, 2012

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Tufco Technologies, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed December 29, 2011

File No. 0-21018

Dear Mr. Schwall:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 20, 2012 (the “Comment Letter”) in connection with the annual report on Form 10-K for the fiscal year ended September 30, 2011 (No. 0-21018) (the “Form 10-K”) filed by Tufco Technologies, Inc. (the “Company”) with the Commission on December 29, 2011.

For your convenience, our response follows your comment, which is reproduced below.

Exhibits

1. We note your disclosure at page 21 regarding your employment agreement with Michael Wheeler. Please file such agreement as an exhibit to your filing. See Item 601(b)(10)(iii) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise that we will promptly amend the Form 10-K to file the employment agreement of Michael Wheeler as an exhibit.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael B. Wheeler
Michael B. Wheeler
Executive Vice President

c.c.	Mr. Richard Goldberg

Dechert LLP

Tel. 212-649-8740

richard.goldberg@dechert.com